Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to redeem $500 million in Senior Notes on August 10, 2023

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, July 11, 2023 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today it will redeem all of the outstanding 5.95% Senior Notes due March 15, 2024 (the “Notes”), which have an aggregate principal amount of $500 million, on August 10, 2023 (the “Redemption Date”).

The Notes will be redeemed at a redemption price determined in accordance with the terms of the Notes and will include accrued and unpaid interest to, but not including, the Redemption Date. Interest on the Notes will cease to accrue from and after the Redemption Date.

After the Notes are redeemed, Kinross will have $1,250 million aggregate principal amount of Senior Notes outstanding, with the next Senior Notes maturity date on July 15, 2027 for $500 million in aggregate principal amount.

Questions regarding the redemption of the Notes issued by Kinross should be directed to Computershare Corporate Trust in person at its offices at 1505 Energy Park Drive, St Paul, MN 55108, by facsimile transmission at (877) 407-4679 or by telephone at (800) 344-5128.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation